Exhibit 99.2

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 pm (EST) on March 22, 2022.

CONTROL #

VOTE BY EMAIL

Please email your signed proxy card to vote@vstocktransfer.com.

VOTE BY FAX

Please fax your signed proxy card to 646-536-3179.

VOTE BY MAIL

Mark, sign, and date your proxy card and return it in the envelope we have provided to 18 Lafayette Place, Woodmere, NY 11598.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual Meeting to be held on March 24, 2022 at 9:30 p.m. Eastern Time.

Please Vote, Sign, Date, and Return Promptly in the Enclosed Envelope.

Annual Meeting of Shareholders - Dragon Victory International Limited

DETACH CARD HERE TO VOTE BY MAIL

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL DIRECTOR NOMINEES AND “FOR” PROPOSALS 10 AND 11.

(1)	To re-elect Mr. Limin Liu as a director of the Company to hold office until the next annual general meeting;

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(2)	To re-elect Mr. Wei Wang as a director of the Company to hold office until the next annual general meeting;

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(3)	To re-elect Mr. Bin Liu as a director of the Company to hold office until the next annual general meeting;

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(4)	To re-elect Mr. Wenbing Wang as a director of the Company to hold office until the next annual general meeting;

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(5)	To re-elect Ms. Jingxin Tian as a director of the Company to hold office until the next annual general meeting;

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(6)	To re-elect Mr. Kim Fung Lai as a director of the Company to hold office until the next annual general meeting;

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(7)	To re-elect Mr. Sen Lin as a director of the Company to hold office until the next annual general meeting;

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(8)	To re-elect Mr. Bingzhong Wang as a director of the Company to hold office until the next annual general meeting;

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(9)	To re-elect Mr. Ming Ni as a director of the Company to hold office until the next annual general meeting;

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(10)	To authorize the Board of Directors to fix the remuneration of the directors;

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(11)	To approve, ratify, and confirm the re-appointment of WWC, P.C. as the Company's independent auditors for the year ending March 31, 2022, and to authorize the Board of Directors to fix their remuneration.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

This Proxy Card must be signed by the person registered in the register of members at the close of business on February 11, 2022. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address.                                                 ☐

* SPECIMEN *	AC:ACCT9999	90.00

DRAGON VICTORY INTERNATIONAL LIMITED

Annual General Meeting of Shareholders

March 24, 2022

DRAGON VICTORY INTERNATIONAL LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Dragon Victory International Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of the Shareholders (the “Meeting”) and the Proxy Statement, each dated February 18, 2022, and hereby appoints, if no person is specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting to be held on March 24, 2022, at 9:30 p.m., Eastern Time, at Suite 1508, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China, or at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted “FOR” all the director nominees, “FOR” to authorize the Board of Directors to fix the remuneration of the directors, and “FOR” to approve, ratify, and confirm the re-appointment of WWC, P.C., as the Company’s independent auditors.

Please check here if you plan to attend the Meeting on March 24, 2022 at 9:30 p.m., Eastern Time. ☐

(Continued and to be signed on Reverse Side)